PROACTIVE FINTECH LLC
Statement of Cash Flows
For the 12 Months Ended December 31, 2022 and 2021

	12 Months Ended December 31, 2022	12 Months Ended December 31, 2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,365,203.17)	$ (2,699,236.89)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and Amortization	473.01	210.30
Losses (Gains) on Sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable	(29,261.38)	(6,528.09)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(18,572.95)	3,154.12
Notes Payable	0.00	(20,000.00)
Other	(37,247.38)	(25,750.05)
Total Adjustments	(84,608.70)	(48,913.72)
Net Cash Provided By (Used In) Operating Activities	(2,449,811.87)	(2,748,150.61)
Cash Flows from Investing Activities		
Capital Expenditures	(262,546.03)	(158,514.24)
Net Cash Provided By (Used In) Investing Activities	(262,546.03)	(158,514.24)
Cash Flows from Financing Activities		
Notes Payable Borrowings	2,976,168.25	1,932,454.66
Notes Payable Repayments	(603,000.66)	(379,072.40)
Capital Contributions	(9,020.00)	0.00
Proceeds from Sale of Stock	581,785.78	694,213.60
Net Cash Provided By (Used In) Financing Activities	2,945,933.37	2,247,595.86
Net Increase (Decrease) In Cash and Cash Equivalents	233,575.47	(659,068.99)
Beginning Cash and Cash Equivalents	42,655.77	701,724.76
Ending Cash and Cash Equivalents	$ 276,231.24	$ 42,655.77